Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sasol Limited:

We consent to the incorporation by reference in the registration statement (No. 333-184526) on Form F-3 of Sasol Limited of our report dated October 9, 2013, with respect to the consolidated statements of financial position of Sasol Limited as of June 30, 2013, 2012, and 2011, and the related consolidated income statements and  statements of comprehensive income, changes in equity and cash flows for each of the years then ended, and the effectiveness of internal control over financial reporting as of June 30, 2013, which report appears in the June 30, 2013 annual report on Form 20-F of Sasol Limited.

(signed) KPMG Inc

Johannesburg, South Africa
October 9, 2013